Filed by Allkem Livent plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

Below are excerpts from a transcript of an earnings call by Livent.

During the second quarter, Livent and Allkem announced a proposal to combine in a merger of equals transaction to create a leading global lithium chemicals producer. In addition to reiterating the highly compelling logic for the transaction, we will highlight the progress made since signing and the key milestones to expect as we approach our targeted transaction close by around the end of calendar year 2023.

I'd now like to spend some time highlighting Livent's pending merger of equals with Allkem that will create one of the leading global lithium chemical companies. For a much more in-depth review of the proposed transaction, I encourage you all to review the transcript from our prior call on the May 10 announcement date, as well as the materials available on the Livent Investor Relations or the merger website. However, I would like to reiterate the extremely compelling strategic rationale for the transaction, which has only grown in the last few months.

The transaction delivers a step change in all of our critical objectives, and the merits can be most easily summarized in the following three points. It greatly increases our scale with an expanded geographic footprint and a combined lithium deposit base that ranks amongst the largest in the world. It immediately enhances our vertical integration, bringing together complementary businesses and areas of expertise that can deliver meaningful operating synergies and capital savings, while both accelerating and de-risking our development plans.

And finally, both companies contribute highly attractive growth profiles in similar geographies that are truly unparalleled when combined. We expect the merger will enable us to unlock significant value creation for shareholders while enhancing our position within the lithium value chain and increasing our relevance to a global customer base.

As you will see on slide 9, both companies have been working diligently since the announcement to be in a position to close the transaction as quickly as feasible so that the NewCo can begin to deliver the various benefits. Key milestones have continued to progress. All pre-closing regulatory notifications and applications or draft filings, as applicable, have been filed in required jurisdictions by Livent and Allkem, including both antitrust and foreign direct investment.

Additionally, a preliminary S-4 registration statement was filed with the SEC on July 20, which provides important information about Livent and the proposed combination. The NewCo board nominees were also announced earlier this week. The NewCo board will be comprised of six nominees from the current Livent board, including myself and six nominees from the Allkem board, including Peter Coleman, who will serve as Chairman of the NewCo.

As far as key next steps are concerned, Allkem investors are awaiting a scheme booklet for the proposed transaction, which is the Australian equivalent to the S-4 in simple terms. This scheme booklet, which will include the independent expert report, is expected to be finalized and sent to investors early in the fourth quarter.

Once all relevant documentation is distributed and approved by the applicable regulators, each of Livent and Allkem will seek approval from their respective shareholders at special meetings expected to take place within a day of each other in the fourth quarter. Subject to positive votes, as well as all other required approvals and closing conditions, which both parties believe can be achieved by the end of calendar year 2023, the transaction will move to closing.

We're encouraged by all of the progress made to-date, by the positive feedback we've received from shareholders, customers and other stakeholders so far. And we look forward to keeping you updated as we reach critical milestones and have more information to share on various fronts related to the merger.

Matthew DeYoe Analyst, BofA Securities, Inc.	Q

As I look at – well, I hate to kind of ask you this, but if I look at the S-4 and some of the disclosures around the agreement with Allkem in the past laid out, and we get a lot of questions around some of the projections that were put out there. And there was a forecast for $1 billion of EBITDA in 2024 based on $35,000 a metric ton of lithium hydroxide, et cetera. I mean, it's well ahead of the consensus and perhaps some of the numbers that people were playing around with. So, as it looks like, from an OpEx perspective or from a contracting adjustment perspective, is there anything there or is that just a difference in assumptions, I don't know?

Paul W. Graves President, Chief Executive Officer & Director, Livent Corp.	A

Look, it's important to understand exactly what that is, right? When we're looking at mergers of equals, one of the first conversations we have to have is putting a sense in both our business and Allkem's business onto a similar function for a comparable analysis. And so, the starting point was to agree a price deck, and that price deck doesn't necessarily have to be the prediction of Livent or the prediction of Allkem. I'm sure you can imagine we have probably slightly different views in slightly different areas. It just needs to be a reasonable one. But based on market conditions at the time, based upon a range of forecasts by independent forecasters doesn't look completely crazy.

I think $35,000 a metric ton today certainly doesn't look completely crazy at that average price. And by the way, that price is for third-party uncontracted volumes, right? It doesn't include anything that we already have contracted or committed. So, yeah, it maybe a little bit ahead of where consensus is, but it was designed to be a reasonable approximation of where we thought the market would likely be in 2024, and it doesn't seem a long way off.

Look, if mathematically to get Livent to $1 billion of EBITDA is not that complicated when you do the volume increase that we just talked about, when you see a step-up in our average realized prices, which by the way in 2023 will not reach $35,000 per metric ton of hydroxide.

So, it's not [indiscernible] (00:34:30) a particularly heroic stretch to see $1 billion of EBITDA next year. That's not our forecast. The S-4 document doesn't represent the Livent forecast or Allkem forecast. But certainly, I think those assumptions in there today at least still look pretty reasonable to me.

Christopher Parkinson Analyst, Mizuho Securities USA LLC	Q

And just a very quick follow-up, just coming back to the S-4 registration for Allkem. Just, when we're taking a step back and just looking at the initial synergies and the kind of the integration process in the first one or two years, I'm sure you've done a lot of work on this since the deal was initially announced a few months ago. Can you just kind of give us a quick update on your personal thought process on what needs to be done, what can be done, how quickly can be done, as well as areas of potential upside, just the more you've been able to dive into the numbers? Thank you.

Paul W. Graves President, Chief Executive Officer & Director, Livent Corp.	A

Look, I think there's two steps. I think the first and most important focus is what many of you all recognize as sort of a day one readiness program. We need to sort of hit the ground the day it closes and be able to operate the two businesses as they currently are. And as part of that process, have a plan in place to tackle the cost savings, the more basic, if you will, cost savings, cost synergies that we've presented. And that work is advancing. Look, I'm very confident given the experience of both the Allkem management team, given their previous merger, and our management team, which while a separation is not exactly the same as many of the same processes that will tackle that pretty well.

I think the second thing is to sort of take a long hard look at the business and make sure that we develop an operating model for the business that does not look like a hybrid. It has to be one that reflects the asset base and the operational capabilities of the two organizations. That takes a little bit more time, but it's probably got the biggest upside, too. I think running the business truly as a collection of integrated assets carries the most upside. And that's the area of my own personal focus in the period post closing is how quickly do we move to a business that doesn't look like Livent and it doesn't look like Allkem and it doesn't look like some kind of hybrid mix of the two. It looks like a truly new company and is being run the most efficient way relative to the asset base and the operating model.

Aleksey Yefremov Analyst, KeyBanc Capital Markets, Inc.	Q

Paul, you made a comment that there's probably more rationale behind the Allkem deal now over the last few months. Could you elaborate what you meant by those comments?

Paul W. Graves President, Chief Executive Officer & Director, Livent Corp.	A

Look, I think the need for us to be large and credible with customers has definitely been reaffirmed by our conversations with customers and how they are looking for more reliable supply and supportive of anything that helps them have more choices, more options and more material available to them to support their business models. And I think we can also start to see, as we start to dig in a little more closely, opportunities across our asset base to integrate them more closely, not just the capital, but also integrate the operations and the commercial strategy across a wider, more dispersed set of products that we can produce and offer.

So, I think it's like anything. You sort of see the logic. You do your [indiscernible] (00:50:39). Once you can actually start to do a lot more detailed planning, it starts to play out and show us that there's really quite a lot there to be shopped for and to benefit from as we put these two companies together.

Joel Jackson Analyst, BMO Capital Markets Corp. (Canada)	Q

Just following up on the S-4 question, some of the projections that you put into. And I understand the presentation is for certain purposes. I just wanted to ask about the 2024 projection for Livent. I think it was about $1 billion EBITDA. Could you just tell me, is the rationale there to show, like, the best-case scenario – you gave the pricing deck. So, we know that is – I think it was $25,000 hydroxide and $22,000 carbon, if I recall. But, is that where you assume all your capacities running full out, including your current hydroxide expansions and your carbonate expansions in Argentina, everything ramps up, day 1, boom, 100% day 1, is it like the most idealized production scenario? Could you just give some sense what that $1 billion means?

Paul W. Graves President, Chief Executive Officer & Director, Livent Corp.	A

No, look, it's not an idealized or anything. I think it's designed to be a representative model, not a forecast, but a representative model. And to be that, it has to have realistic estimates of when production would come online, what kind of volume it would be, what form it would be in hydroxide or carbonate. And just as much as it needs to be at least a reasonable, justifiable and defensible pricing forecast. So, it's certainly not what I would call a overly simplistic desktop model that you just apply math to it. It actually does reflect when the model was produced what our best estimates would be of the production profile of Livent in 2024.

No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Allkem Livent plc (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

On July 20, 2023, NewCo filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC. Although the Form S-4 has not yet become effective and the information contained therein is subject to change, it provides important information about the proposed transaction (the “Transaction”). Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.